

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 19, 2016

<u>Via E-mail</u>
Gerald B. Hammack
Chief Executive Officer
Valmie Resources, Inc.
1001 S Dairy Ashford Road, Suite 100
Houston, TX 77077

> **Re: Valmie Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 4, 2016**
> **File No. 333-212325**

Dear Mr. Hammack:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2016 letter.

<u>General</u>

1. We note recent publications about your company, including a July 6 press release "Small Cap Sentinel: Safer on the Seas" linked on the investor portion of your website. The press release states that "EMC has been paid $135,000 by Dedicated Emails on behalf of Valmie Resources for various marketing services including this report." Please advise us of your participation in this report and the nature of any other recent services and reports on your behalf.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Christopher Little, Esq.
        Bacchus Law Corporation